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November 5, 2013

WGC’s Feldman Says Gold Supplies Are Constrained (Audio)

Broadcast by Bloomberg Surveillance

Tom Keen and Michael McKee

1 November 2013

Tom Keene (TK): With the World Gold Council’s Kevin Feldman is with us. He’s got a fancy title of managing director investment worldwide, etc., etc. You have on your gorgeous website tomb six from the first century BC to the first century AD; a hunk of gold from some temple in Afghanistan, which is gorgeous. We sort of forget that we’ve been doing this for millennia, don’t we?

Kevin Feldman (KF): That’s right, Tom, thanks for having me today. Gold is a very unique asset. It’s been used for thousands of years as money, but we also forget that it’s used for jewellery, it’s used in industry, tiny wiring exist and cellular phones, you see it in coins, in bars. It has a very diverse set of uses.

TK: Every year of how much we produce of gold, how much of that goes to the bracelets in Dubai?

KF: Nearly half of the all gold demand is really coming from jewellery demand so that’s a very important driver of demand. Particularly as you look to the Asian markets, India, China, in particular, these are the two larger markets in terms of demand creation for gold both for jewellery and for bars and coins in terms of investment.

Michael McKee: How do you separate out the price created by demand from the price created by hysteria?

KF: It’s a great question. Certainly what we’ve seen this year is a huge amount of volatility in the gold price that came on a back of Fed tapering talk, and we saw this in the bond market as well with many investors who are trying to get head of the Fed. But what has the Fed said? The Fed has said that we’re going to make data dependent decisions, the unwind from the quantitating process is going to be a very slow and prolonged process and investors should focus on stock and not the flow. And so when we look at all that, we say that it has been really an overreaction to both gold and in the bond market, because both of them are working in similar ways in portfolios. People are buying gold in order to hedge different types of risks in their portfolio, but primarily equity risk in the portfolio.

TK: Come on, gold isn’t linked to equities. Gold is linked to inflation. Right?

MM: No, gold is not linked to inflation. Gold is not linked to anything.

TK: Look Mike I’m just trying to get you riled up here.

MM: If you look statistically, it’s not.

KF: The best way to think about gold is really it sits between a commodity and an alternative currency. It trades much more like a currency. Bank for International Settlements actually advises banks to think about gold as a currency in terms of how they categorize it, because it because it has very specific characteristics particularly how it trades via the dollar and so we think about it as sitting between a commodity and currency. And I think that when you’re asking the question about price formation, clearly prices are formed in the future and the futures market. What we saw happen earlier this year, like with all commodities, was a disruption in the futures’ market in terms of the net long position declining significantly as speculative investors took down their trades in gold that affected the price. But then, what did we see on the back of that? We saw incredibly strong demand particularly out of Asia.

TK: The jewellery demand came right in?

KF: Well, jewellery no, really bars and coins. We saw very strong investment demand coming from Asia to the point to premiums were bid up to the double digits across Asia. So now what’s happening is gold is coming out of the ETFs. It’s coming really out of the West and moving East and being re-refined into kilo-bars which is the preferred format in Asia.

TK: You don’t do buy, hold, sell; you guys. The website folks you can learn a lot about gold here, besides it is a gorgeous website it’s just beautifully laid out. Kevin Feldman, when you hear gold bugs, Michael McKee gets really upset about this; full disclosure folks, he calls it hysteria.

MM: I side with Warren Buffett.

TK: When Mike McKee gets upset, how do you respond to that that human continuum which we identify as gold bugs, how do you respond?

KF: Well look, I mean when we think about gold in terms of its investment application, it’s actually a very straightforward story, which is that it has a history of protecting purchasing power. Gold has produced 4% real return since we came off the gold standard; that’s above inflation, right? And it protected people’s purchasing power. In addition, it has very unique diversifying characteristics in a portfolio. You put it into a 60-40 portfolio of stocks and bonds. You put about 5 or 6% in there. A little bit goes a long way, and good things happen – gold makes portfolios stronger.

MM: Statistically untrue, but I would just point people to the golden dilemma. You’re familiar with that study from the National Bureau of Economic Research out earlier this year. They take on 5 myths about gold: that it’s an inflation hedge, that it holds its value, that it’s a safe haven. Statistically they proved that all those are wrong.

TK: Ok, that may be and that’s part of this wonderful debate, but the fact is I’m looking at the World Gold Council and I’m hearing and I’ve seen anecdotally the demand in Asia, in India, and in west of India over to Dubai. Can that just hold up everything?

KF: First of all, when you’re thinking about inflation, there’s obviously very narrow ways to think about it in terms of US investors in a basket of goods and services, something like the CPI, and there’s very broad ways to think about inflation. I mean gold is being bought and used all over the world for people in terms of protecting their wealth, protecting financial assets and so the idea that we would think about inflation as just the CPI and how it affects a US investor, is a very narrow concept of gold.

MM: Except they look at inflation as measured all different ways and in all different currencies.

KF: That’s right, I mean if you’re thinking about a broad definition of inflation that encompasses both CPI and currencies, because again your basket of goods and services is different than mine, and certainly if we’re living in India or China, it’s a different experience still.

TK: I’m just observing gold demand and forget about all the economic mumbo-jumbo. The fact is that demand seems to be there as it was in 1542.

KF: No, that’s right, and I think the way to think about any type of commodity, and this is where gold, it’s useful to think about it as a commodity vs. a currency, is that it’s going to respond in the long term to changes in supply and demand. So what do we know about supply? We know that lower prices are going to lead to less exploration, which is going to lead to less production.

TK: Peak oil, we’re all going to die for decades, now I think we are almost oil independent. Is there such a thing as peak gold?

KF: Well, what we have seen is that even in the face of very high gold prices over the past 10 years that mining supply has been very constrained. It has actually been very difficult to strike new discoveries and to increase the level of supply.

TK: Why?

KF: It’s a very complex process to find new discoveries. It’s very capital intensive to mine, and as a result, we just haven’t seen a huge amount of new supply coming on to the market, which is when you see other forms of supply, particularly recycling kick in, at higher prices. Also, when you’re in times of economic distress, as we saw during financial crisis, where people recycle gold and that increases supply.

TK: [Points to a filling in his mouth]

KF: Well, we we’re thinking quite that Tom.

MM: For those of you who are watching the Bloomberg radio, Tom Keene is pointing to his fillings. You’re old enough that you would maybe have some gold, now it’s all chemicals.

KF: It does speak to the very diverse nature of gold, though. About 10% of gold is used every year in industry across dentistry, technology, medical devices.

MM: We should mention that Tom doesn’t have very many cavities. He has perfect TV teeth, because we don’t want anyone standing outside of Bloomberg to start banging on your head.

KF: Well again, there’s a very active market for gold recycling.

MM: But you mentioned that supply was constrained. We were politely before the break; I hope it was politely, arguing about the efficacy of gold. The interesting thing about this mineral is that if Tom Keene says on the radio that equities look terrible right now – nobody writes in. If I say bar market is likely to go down – nobody writes in. We say: “Don’t buy gold, gold is a silly asset”, -then you know, we get cascades of mail, hate mail from people. What is it about gold that drives people absolutely insane?

KF: Well, I think there are two things. One is very emotional and personal, because we all have some kind of personal connection to gold whether it be through jewellery that we’ve inherited or given to somebody at some point in our lives or coins that might be given to us when we we’re children or other types of gold related items that we’ve come into contact with during our lives. That’s the emotional piece. The rational piece is that if you look again at all of the data incredibly strong demand all around the world so I think it’s difficult sometimes for investors to understand what’s happening with the price at any given day, which is being set through a lot of trading activity in the markets, relative to what they see in terms of incredibly strong demand.

TK: Well within that, and this is your part of the work Kevin at the Gold Council, are ETFs the gold industry’s friend or enemy?

KF: I would say ETFs have transformed the gold industry. If we think about the ETFs coming to market 9 years ago and we launched the first of the gold backed ETFs, GLD, which is the largest and most liquid in the world and today GLD has over a million investors in it. So many of those investors would have never placed gold in their portfolio and they would have thought of it as a financial asset to put alongside their bond ETFs, their stock ETFs. Because it’s available now in a format that’s so easily placed to portfolios, it has really changed fundamentally how investors think about adding gold.

TK: Kevin Feldman, thank you so much.

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